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                              June 14, 2022

       Choon Pin Yeo
       Chief Executive Officer
       catTHIS Holdings Corp.
       A-9-3, Northpoint Office, Mid Valley City, Lingkaran Syed Putra, 59200 Kuala Lumpur, Malaysia.

                                                        Re: catTHIS Holdings
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 16, 2022
                                                            File No. 333-264963

       Dear Mr. Yeo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Discuss in greater detail the specific stage of development of your proposed online platform. Address the
efforts you have undertaken to date to launch the platform, obtain customers, or develop a
business plan. Additionally, where you state that "our market is
                                                        Southeast Asia,"
describe whether you have customers or operations in this region and if so, identify the
specific locations.
       Risks Related to Investment in Our Shares, page 6

   2. Given that Mr. Yeo, your sole director and officer, will be selling shares on behalf of the
                                                        Company and for his own
account, describe here and in the plan of distribution section how Mr. Yeo will decide
which shares to sell and for which account.
 Choon Pin Yeo
FirstName  LastNameChoon Pin Yeo
catTHIS Holdings Corp.
Comapany
June       NamecatTHIS Holdings Corp.
     14, 2022
June 14,
Page 2 2022 Page 2
FirstName LastName
How We Determined the Offering Price, page 7

3. Revise your disclosure here to correct the assertion that you will be "filing to obtain a listing on the OTCQB" and instead make clear that you may only apply for quotation on the OTCQB. Additionally, reconcile this with the disclosure on the cover page that you plan to seek quotation on the OTC Pink Markets. To the extent applicable, provide risk factor disclosure acknowledging that you may not be eligible for such quotation and describe the impact on the liquidity of your shares and the potential impact on investors.
How We Intend to Use the Net Proceeds From the Sale of Our Shares, page 8

4. Revise to specify and break out each of the expenses underlying the total offering expenses line item. Additionally, disclose, if true, that the company is paying all offering expenses including the expenses applicable to the selling shareholder component of your offering.
Plan of Operations, page 8

5. We note references to a business plan, KPIs and objectives, and collaborations with your partners. Describe in meaningful detail the elements of your business plan, disclose your
         KPIs and objectives, and identify your partners.
Our Business
Digital Advertising and Marketing Market, page 11

6. We note that you provide data on the global market for digital advertising, and specifically include data for the U.S., China, Japan, Canada, and Europe. However, given your previous disclosure on page 1 that your target market will be Southeast Asia, the relevance of global data and data regarding other regions is not apparent. Please remove this information or explain why it is relevant to your business.
Our Management, page 15

7. Provide the basis for your disclosure indicating that there is no assurance you will hold a
         stockholders    meeting annually, which appears to conflict with the
provisions in your
         bylaws.
Related Party Transactions and Relationships, page 17

8. Provide the disclosure required by Item 404 of Regulation S-K. Describe the reason for paying consulting fees to SEATech Ventures (HK) Limited and describe the company's relationship with this related party. Additionally, with a view toward revised disclosure, please tell us whether Ms. Ku Shia Ting is a related party.
9.       Please file as exhibits any agreements you have with SEATech Ventures
(HK) Limited
         and SEATech Ventures Corp. Refer to Item 601(b)(10) of Regulation S-K. Choon Pin Yeo
FirstName  LastNameChoon Pin Yeo
catTHIS Holdings Corp.
Comapany
June       NamecatTHIS Holdings Corp.
     14, 2022
June 14,
Page 3 2022 Page 3
FirstName LastName
How We Plan to Offer and Sell Our Shares, page 18

10. Your disclosures here regarding the length of the offering and whether the funds will be immediately available to you contradict your disclosures on the prospectus cover page. It is unclear whether funds received will be held in an escrow account and whether or not such funds will be immediately available to you. Please reconcile these discrepancies.
Index to Financial Statements, page 23

11. Please revise or advise as we have reviewed your audited financial statements and noted
         the following issues:

                On page 23, you indicate that the date of inception is February 8, 2018. However, you only provide one-year of audited financial statements. Additionally, pages 9, 23, and
              F-4 indicate three different dates of inception which include February 8, 2018;
              January 4, 2021; and June 25, 2021.

                Page 23 references the unaudited financial statements as of September 30, 2018.

                On page F-3, the header to the Consolidated Statements of Operations and
              Comprehensive Loss is dated as of December 31, 2021 while the column heading for the line items of the statements is dated as of December 31, 2022. Additionally, you indicate the Loss before Income Tax, Income Tax Provision, and Net Loss are all
              ($312,597), which ultimately does not foot.

                The Statement of Changes in Shareholders    Equity on page F-4
does not foot or
              reconcile to the line items of the Balance Sheet on page F-2. General

12. Counsel's legality opinion indicates that counsel is not expressing an opinion on the federal law of the United States of America or the law of any state or jurisdiction therein
         "other than Florida." Counsel's opinion should not contain language purporting to carve out the relevant jurisdiction. Given that the company is a Nevada corporation, please revise.
13. It appears that you are a shell company as defined in Rule 405 under the Securities Act of
         1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe
 Choon Pin Yeo
catTHIS Holdings Corp.
June 14, 2022
Page 4
         the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
14. Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameChoon Pin Yeo                                Sincerely,
Comapany NamecatTHIS Holdings Corp.
                                                               Division of
Corporation Finance
June 14, 2022 Page 4                                           Office of
Technology
FirstName LastName